                                                                       EXHIBIT B

                          VOCALTEC COMMUNICATIONS LTD.
                          60 MEDINAT HA YEHUDIM STREET
                                 HERZLIYA 46140
                                     ISRAEL

                                      PROXY

     The undersigned shareholder of VocalTec Communications Ltd. (the "COMPANY")
hereby appoints Mr. Ilan Rosen and Mr. Eli Gendler, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary
Shares of the Company which the undersigned is entitled to vote at the
Extraordinary General Meeting of Shareholders (the "MEETING") to be held in the offices of the Company, 60 Medinat Ha Yehudim Street, Herzliya, Israel on
October 16, 2008 at 5:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the matters set forth on the reverse side of this
Proxy, which are more fully described in the Notice of Extraordinary General
Meeting of Shareholders and Proxy Statement relating to the Meeting.

     This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

     The undersigned acknowledges receipt of the Notice of Extraordinary General
Meeting of Shareholders and Proxy Statement relating to the Meeting.

     Please date, sign exactly as your name appears on this Proxy and promptly return the Proxy in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the Company's shareholders' register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title.

     If a corporation, sign in full corporate name by any authorized officer, giving title and affix corporate seal. If a partnership, sign in partnership name by an authorized person. Please mark, sign, and date your proxy card and return it in the postage-paid envelope provided herewith or return it to
VocalTec Communications Ltd., 60 Medinat Ha Yehudim Street, Herzliya 46140,
Israel.

         TO VOTE, MARK THE BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

                       KEEP THIS PORTION FOR YOUR RECORDS

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                       DETACH AND RETURN THIS PORTION ONLY

               THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

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                  VOCALTEC COMMUNICATIONS LTD. (THE "COMPANY")

    THE PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

     THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE FOR
     PROPOSALS 1 THROUGH 5 BELOW.

                                                                                        FOR        AGAINST       ABSTAIN

1.   Appointment of Ms. Tsipi Kagan as an external director of the Company.             [_]          [_]           [_]

                                                                                        FOR        AGAINST       ABSTAIN

2.   Approval of a reverse stock split of the Company's ordinary shares to the          [_]          [_]           [_]
     extent determined by the Company's management to be necessary for the
     Company to comply with the Nasdaq Capital Market continued listing requirements.
                                                                                        FOR        AGAINST       ABSTAIN
3.   Subject to the approval of the reverse split set forth in item 2 above, approval of an amendment to the Company's Articles of Association concerning the Company's authorized share capital.

                                                                                        FOR        AGAINST       ABSTAIN

4.   Subject to the appointment of Ms. Tsipi Kagan as an external director, the         [_]          [_]           [_]
     grant to Ms. Tsipi Kagan of options to purchase 24,000 ordinary shares of the Company.

                                                                                        FOR        AGAINST       ABSTAIN

5.   The grant to the following directors of options to purchase ordinary shares of the Company:

     Joseph Atsmon - 40,000 options                                                     [_]          [_]           [_]

     Robert Wadsworth - 40,000 options                                                  [_]          [_]           [_]

     Yoseph Dauber - 40,000 options                                                     [_]          [_]           [_]

     Tsipi Kagan - 40,000 options                                                       [_]          [_]           [_]

     Ilan Rosen - 60,000 options                                                        [_]          [_]           [_]

     In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

----------------------------------------- ----------------- -------------------------------- --------------------
               Signature                        Date           Signature (Joint Owner(s))            Date
      [PLEASE SIGN WITHIN THE BOX]